INVEST IN GLOBAL FOODS GROUP

Jaca will dethrone sucrose as the apex sugar, we should've had this all along.

PITCH VIDEO INVESTOR PANEL



Wake Forest NC

Main Street · Food · Ecommerce · B2C · Family

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. Vayner Media developed our Logo, Brand Book, Iconography, Packaging & eCommerce Infrastructure
2. Patent pending Voucher System gets life saving ingredient into inner cities & low income communities
3. Jaca is real sugar, digestible by Diabetics & it burns body fat. We're a Health & Wellbeing company
4. Sell via the Internet. 59.5% of users buy groceries online, 30% subscribe. $600b market in 2 years
5. GFG is a pending "B Corp", balancing profits with purpose. Keenly aware of Social Responsibility
6. Discussions are under way to joint venture the building of a manufacturing facility in the U.S.
7. Celebrities T.I. & Jay Sean have significant ownership in the Company
8. There's no mass market presence of this sugar in the U.S. & there is zero awareness; ripe to command

Our Team



Pete Ferrari President

Record of starting & building companies over 30 years in 4 different industries across 10 states. Significant liquidity events, co-authoring of patents; all within "Early Adopter" environments where there is little IP. UConn Business School '88

> Sugar is the new cigarette and too many people are dying. I've embraced a lifestyle of Health and Wellbeing for 40 years after growing up in poverty. Being of sound mind, body and soul has saved my life. Jaca is a superfood and everyone should have access. Not just from the Internet, our patentable "Sweet Spot" Voucher System puts Jaca everywhere.



Nathan D. Benn II Chief Financial Officer

UNC B.A. in Economics, minor Neuroscience, Kenen Flager MAC '21. Extensive charitable work across multiple organizations as Founder. International finance & inventory management experience through tenure with large-scale organization in England.

Pitch

The sugar we should've had all along...




Sugar is the *new cigarette*
American Council For Science & Health
Exercise Can't Save Us: Sugar is the Real Culprit
Forbes Magazine


The Sugar Epidemic
Sugar is killing the world's population at staggering proportions
Sugar is present in 80% of the food & beverages consumed and is the primary cause of: diabetes, obesity, metabolic syndrome, certain cancers, heart disease, cardiovascular disease, hypertension, lung disease, liver disease, asthma and more
9.5% of the world's population is impacted by diabetes & high blood glucose... killing 3.7 million people a year
Sugar Related Illness = $1.72 *trillion* annually
= 9.3% of GDP
Cardiovascular disease = $351 billion in healthcare costs / affecting 122 million people / 840,000 deaths per year
Obesity related afflictions = $327 billion in healthcare costs / includes $90 billion in lost productivity


Our Mission
We will make Jaca a household name by providing it to the world in a morally obligated effort to save humankind, one person at a time. Our healthy sugar, Allulose, will fully replace the greatest killer of people across the globe as we eviscerate entirely the presence of toxic, malignant, poisonous sugar.


Our Positioning
Developed With Vayner Media
Jaca will dethrone traditional sucrose as the apex sugar, freeing people to make the healthy choice, enjoying the delicious sweetness and texture they love without having to settle.
This is the sugar we should've had all along.

Our Story

Developed With Vayner Media

Every sweetener on the market makes the same incorrect assumption - that sucrose is the best we can do...

That's why all the other players call themselves *alternatives*. "Sorry, we're not as good as the good stuff, but we're pretty close!"

Sucrose is the low-hanging fruit of sugars

Easily extracted, cheap, sweet. Sure, it's bad for you, but it's the best option, right?

Wrong. There's always been a better sugar up there, waiting for us. It's rare. It does all the things we want sugar to do, and it doesn't KILL PEOPLE

It's the high-hanging fruit, and, for a while our ladder wasn't tall enough to reach. Those days are gone - Jaca is here. This isn't another sorry substitute for sucrose

We will be the Peoples' Champion. The democratizer of healthy choices. Get the pleasure of sugar without the pain. We will pave the way and shine a light on a *better way*. We'll always keep the peoples' interests at heart, showing a path forward and cheerleading for our customer

Brand & Logo [Vayner Media]

Worldwide Historic Logos

Iconic Stack Up



BEST
LOGOS
ARE
SIMPLE

Preliminary Packaging [Vayner Media]



170mm
Rare sugar born from fruit
250mm
Let's stop sugar-coating it
Nutrition Facts

User Interface [Vayner Media]

Desktop & Mobile



This is the sugar you should've had all along
Main Benefits
Frequently Asked Question
Meet JACA

Benefits

THIS IS SUGAR!

Type 1 Diabetics can ingest

Zero glycemic index

Non GMO, Gluten free

Keto, Vegan, Paleo friendly

Reduces appetite, promotes weight loss

Inhibits fat absorption by the body &

FDA GRAS GENERALLY RECOGNIZED AS SAFE

NSF National Sanitation Foundation

igen NON-GMO CERTIFIED


reduces EXISTING body fat
NO aftertaste
Caramelizes & Browns
Certified Products
KETO CERTIFIED
VEGAN


Our Solution
1st to the U.S. market en masse
Remedies
A worldwide epidemic through the introduction of a healthier replacement
Vetted
Supply chain with redundancy, ensuring reliability and scale
JV EFFORT TO BUILD A MANUFACTURING FACILITY IN THE U.S. UNDER WAY*
Opportunity Zones
Command Market In U.S.
Leap Frog F&B Co's
Decrease COGS
Quicker Market Reaction Time
Innovation Rapid Testing & Prototyping
Barrier to Entry
Multi-Pronged Approach
Establishing dominance, thought leadership, and brand awareness
*discussions have ensued


Projected Financials

5-Year Consolidated Results 2021-2025	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue	1,992,009	5,689,377	16,249,430	46,409,997	132,551,592
Cost Of Goods Sold:					
Allulose Food Grade Incl. Freight	373,594	1,067,023	3,047,523	8,704,082	24,859,585
Packaging Materials (16 Oz Pouch)	3,884	11,093	31,684	90,492	258,454
Packaging Materials (24 Oz Pouch)	5,860	16,736	47,800	136,522	389,921
Co-Packing	41,311	102,418	266,479	748,717	2,138,412
Warehousing	47,795	136,506	389,875	1,113,522	3,180,330
Fulfillment	146,652	363,582	946,002	2,657,947	7,591,362
Shipping Offset (Customer)	224,514	1,180,690	4,202,387	12,002,438	34,280,163
Total COGS	843,609	2,878,048	8,931,750	25,453,670	72,698,227
Gross Margin	1,148,400	2,811,329	7,317,680	20,956,327	59,853,366
Gross Margin %	58%	49%	45%	45%	45%
Operating Expenses:					
Sales & Marketing	348,914	485,630	1,185,620	3,618,226	7,066,847
G&A (w/o depreciation)	33,420	110,452	150,632	272,582	302,214
WeFunder Fees	81,250				
Payroll (TCOW)	280,000	806,400	1,612,800	1,774,080	1,951,488
Total Operating Expenses	743,584	1,402,482	2,949,052	5,664,888	9,320,549
Profit Before Interest and Taxes EBITDA	404,816	1,408,847	4,368,628	15,291,439	50,532,817
Net Profit	404,816	1,408,847	4,368,628	15,291,439	50,532,817
Net Profit Margin	20%	25%	27%	33%	38%

This slide contains forward-looking projections that cannot be guaranteed.


Possible Yields/Exits*
*November 10, 2020: Swerve, LLC is purchased by Whole Earth Brands, Inc. for 14.8x EBITDA

Possible Yields/Exits* (Illustrative Purposes Only)

Investment	Year 1	Year 2	Year 3	IPO*	Year 4	Year 5
		10% Distribution (Pro Rata)*	10% Distribution (Pro Rata)*		10% Distribution (Pro Rata)*	Acquisition (14.8x EBITDA)*
$ 25,000		$ 2,500	$ 2,500	T.B.D.	$ 2,500	$ 1,869,714
$ 50,000		$ 5,000	$ 5,000	T.B.D.	$ 5,000	$ 3,739,428
$ 100,000		$ 10,000	$ 10,000	T.B.D.	$ 10,000	$ 7,478,857

*This table contains speculation as a function of market research and forward looking statements and should in no way be perceived as a guarantee or outcome, partial or otherwise, as described. Please govern yourselves accordingly.

Investment Vehicle	Typical Annual Yield
Bank Interest	1-2%
CD	3-4%
Real Estate	4-5%
Global Foods Group, LLC*	10%+

This slide contains forward-looking projections that cannot be guaranteed.


Key Acquisitions & IPO's*
Gillette
120-year-old company, founded in 1901
Dominant force, greatest market share
Dollar Shave Club, founded in 2011 (110 Years Later)
DSC Doubled Gillette's Revenues in 3 years
Direct To Consumer Model (same as Jaca)
Gillette bought Dollar Shave Club for $1 billion
PETSMART
35-year-old company, founded in 1986
Dominant force, greatest market share
Chewy.com was founded in 2011 (25 Years Later)
Direct To Consumer Model (same as Jaca)
Petsmart bought Chewy.com for $3.5 billion
BEYOND MEAT
10th Best IPO of 2019
Deal size: $241 million
Return from IPO: 541.9%
1,000% gains at its high
IMPOSSIBLE
Recently raised additional $300 million
Total of $750 million to position for IPO
Expected value between $3 billion and $5 billion
LAIRD SUPERFOOD
Recent IPO
Valuation at $184 million
Offering 2.65 million shares expected at $22 per share
Opened at 76% above IPO price


Market Validation
~$2 trillion
Grocery segment of CPG market
59.5% of consumers
In the U.S. purchase groceries online
30% grocery purchasers
Will use subscriptions




The Sugar & Sweetener Market
$100 BILLION
Global sugar market
$39 BILLION
Projected global sweetener market by 2025
77% OF AMERICANS
Have decreased sugar intake


No Presence in U.S. Markets
Quest Bars is the only major product in the United States using Allulose
However, Quest Bars are cut immensely with sucralose and all of the accompanying health detriments
Quest was recently purchased for $1 billion
Planet Smoothie
WeightWatchers
DUNKIN' DONUTS
STARBUCKS COFFEE
WHOLE FOODS MARKET
GNC LiveWell
CVS pharmacy
Kroger
Publix
Jamba Juice
TARGET
Walgreens


Patent
Collaborative Replenishment Voucher System*
The "Sweet Spot"
Leverages existing medical facility infrastructure as the apparatus & mechanism
Process for distribution and procurement of Jaca by inner cities and low income communities
Serves entire healthcare vertical, therefore, potential realization of subsidies
PATENT
*Initial search conducted

We have not declared who will own the patent.


Owners [partial]
A-List Celebrities
Clifford Joseph Harris Jr., better known by his stage names "T.I." and "Tip".
Tip is an American singer, actor, songwriter, producer, entrepreneur, record executive, and author. Harris signed his first major-label record deal in 1999 with Arista.
T.I. has won World Music, Grammy, American Music, ASCAP, Billboard, People's Choice, Teen Choice and NAACP Awards.
T.I. has been in such movies as; Get Hard with Kevin Hart, Identity Thief with Melissa McCarthy, Taken with Idris Elba, and, Ant Man with Paul Rudd.
Tip has been classified as one of the "Top 10 Most Culturally Influential Icons" and his community outreach work with the Boys and Girls Clubs and other charities is significant.


Owners [partial]
A-List Celebrities
Kamaljit Singh Jhooti, better known by the stage name Jay Sean, is an English singer, songwriter, record producer and arranger.
Jay Sean has countless UK Asian Music Awards (AMAs), Brit Asia Music Awards, UK BMI Awards, and, Russia Music Awards.
Known as the "Justin Bieber of India", Jay Sean will be instrumental in our penetration of the Global Marketplace. According to the International Diabetes Federation, there are now an estimated 65 million adults with diabetes in India. That number is projected to increase to 109 million in the near future. We believe that we can help this entire country stave off Diabetes and find the path to good health & wellbeing.
As well, notably, in 2012, Jay Sean became a part of Child Hunger Ends Here campaign. JS is also very active with Justin Timberlake and the Shriner's Hospital For Children, we believe that childhood obesity


in order to make our sugar available to everyone, regardless of race, creed, color, or economic status.


Team
Pete Ferrari, President
University of Connecticut '88
Launched first company at 22 years old
United States Telephone
Sold 3 years later at 10x multiple
Built 2 Software companies in Atlanta & California
Patented CPG Replenishment Application
Corporate Intranet Application sold for $77m
Real Estate Development (residential)
Subdivisions/MF in AL, MS, FL, TN (Nashville)
"Early Adopter" Environments
Nathan D. Benn II, CFO
Nathan graduated from the University of North Carolina at Chapel Hill with a B.A. in Economics and a minor in Neuroscience. He is currently enrolled in UNC's Kenan Flagler Business School's Masters of Accounting program
Nate's professional career and charitable efforts began early on as he worked as a Board Advisor for the non-profit Seedlings of Change while still in High School
Nathan expanded his reach in Corporate Finance by moving to England to represent Grant Thornton. It was here that he gained a deep appreciation for the comprehensiveness of managerial finance systems on an international level


Senior Leadership Council
Dr. Tom Aurand
Inventor of Craisins while at Ocean Spray
Master's Degree and PhD from Cornell University in Food Science
Over 40 years in the Food Science industry
Experience in developing strategic business plans for innovative foods that leverage diverse technical teams to deliver maximum business impact
John Crane
A 1990 graduate of the Lauder Institute of the University of Pennsylvania, Mr. Crane established the JP Morgan office in Bangkok in 1996. He was responsible for their Thai investment banking business for 8 years, executing a variety of financing and M&A transactions for leading corporate clients, as well as, the Kingdom of Thailand.
John holds a B.A. in International Relations from Pomona College, an MBA from the Wharton School, and an M.A. in International Studies from the School of Arts and Sciences of the University of Pennsylvania.
Dorn Wenninger
One of the 1st Senior Executives at Stevia when launched
Authority over Global Ops in Asia with jurisdiction including 80,000 independent farmers & manufacturing facilities across China, Malaysia, Paraguay, and Kenya
Most recently at Wal Mart, in charge of the entire Perishables internal vertical for the country of Mexico. $11b P&L
Formerly Global Products Manager at Chiquita


Senior Leadership Council
Joe McHale
Diabetes affliction Subject Matter Expert
Pharma Executive
Board Member Juvenile Diabetes Research Foundation
Leveraging relationships to seek key endorsements (e.g. American Heart Association, American Diabetes Association)
Brandon Dermody
Managing Partner, The Southern Group
Healthcare Lobbyist (20 Years+)
Former Senior Manager of Government & Regulatory Affairs for AmeriHealth
Assisting with development of Patented Voucher System
Dr. Fred Volkman, MD, FAAP
Experienced in commercial, self-insured health plans and government-based programs to assist, facilitate and lead providers, payers, employers and agencies in improving the health of the populations they serve.
An instrumental architects as we develop our patentable Voucher Program.


Disclosure
Certain statements in this presentation are forward-looking statements. Forward looking statements include statements regarding our current intent, beliefs or expectations, primarily with respect to our future operating performance or related industry developments. When used herein, any and all expressions and illustrations are generally intended to identify forward-looking statements. We caution you that such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others: general economic and business conditions; industry trends; competition; changes in business strategy or development plans; availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or inability to comply with, governmental regulations; and other factors referenced in the Company's business plan. These forward-looking statements speak only as of the date of this presentation. You should conduct your own investigation of the Company and its prospects to determine the merits and risks of an investment in the Company.

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